Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

		Twelve Months Ended
		December 31,
		(Thousands of Dollars)

	2008	2007	2006	2005	2004

Earnings, as defined:

Income from continuing operations before income taxes	$117,614	$96,003	$115,452	$103,326	$60,830
Adjust for distributed income of equity investees	5,176	6,064	(9,347)	(10,370)	1,990
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	(48)
Fixed charges, as below	81,172	72,879	65,745	64,379	66,137
Total earnings, as defined	$203,962	$174,946	$171,850	$157,335	$128,909

Fixed charges, as defined:

Interest charges[1]	$80,282	$71,946	$64,720	$62,962	$61,269
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	-	3,216
Rental interest factor	890	933	1,025	1,417	1,652
Total fixed charges, as defined	$81,172	$72,879	$65,745	$64,379	$66,137

Ratio of earnings to fixed charges	2.51 x	2.40 x	2.61 x	2.44 x	1.95 x

1 FIN 48 interest is not included in interest charges.